UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Superior Uniform Group, Inc.

(Exact name of registrant as specified in its charter)

Florida	001-05869	11-1385670
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

10055 Seminole Blvd., Seminole, Florida	33772
(Address of principal executive offices)	(Zip Code)

Andrew D. Demott, Jr. – (727) 397-9611
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Superior Uniform Group, Inc. (the “Company”) has received responses from its suppliers whose products sold to the Company might contain conflict minerals. These suppliers, except for one, report that the conflict minerals, if any, contained in products sold to the Company are not necessary to the functionality or production of the products or come from recycled or scrap sources. The Company has determined that, for the one supplier that informed that its products contain a conflict mineral, it has no reason to believe that such conflict mineral originated in a Covered Country. The Company also has been informed by its suppliers that for a significant portion of its products, there is no indication that the products intentionally include conflict minerals.

To make this determination, in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”), the Company conducted a good faith reasonable country of origin inquiry (RCOI). The Company, in part, conducted a supply-chain survey of its direct suppliers of materials that might contain conflict minerals using the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template and related inquiries. Additionally, the Company, which is not the manufacturer of the relevant products, is several steps removed from the mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

Please refer to Rule 13p-1, Form SD, and the 1934 Act Release No. 34-67716 for definitions of the terms used in this specialized disclosure report, unless otherwise defined herein.

A copy of this specialized disclosure report, including Superior Uniform Group, Inc.’s Conflict Minerals Disclosure, is publicly available at www.superioruniformgroup.com .

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUPERIOR UNIFORM GROUP, INC.

Date: June 1, 2015	By:	/s/ Andrew D. Demott, Jr. Andrew D. Demott, Jr. Chief Operating Officer, Chief Financial Officer and Treasurer